Exhibit 99.2

FOR IMMEDIATE RELEASE

Forest Road Acquisition Corp. and The Beachbody Company Announce Combined First

Quarter 2021 Financial Results for Beachbody and Myx

Strong First Quarter Revenue Growth, Record Engagement Levels

Poised to Accelerate Growth Upon Completion of Proposed Three-Way Merger

Santa Monica, Calif. – May 19, 2021 – Forest Road Acquisition Corp. (NYSE: FRX) (“FRX” or “Forest Road”) and The Beachbody Company Group, LLC (“Beachbody”) today announced combined financial results for Beachbody and Myx Fitness Holdings, LLC (“Myx”) for the first quarter 2021. Results reflect continued strong revenue momentum and record levels of customer engagement and retention at Beachbody and Myx.

“The results for Beachbody and Myx this quarter reflect the continued strong customer response to our dynamic and compelling content and holistic fitness and nutrition offerings. This performance demonstrates the relentless commitment to innovation in digital fitness and nutrition that we have honed for the past 22 years.” said Carl Daikeler, Beachbody’s Co-founder, Chairman and Chief Executive Officer. “We have built a truly differentiated subscription health and wellness company, predominantly funded by the cash flow from the business historically. Upon the completion of the merger with Forest Road and Myx, we are poised to accelerate growth as we invest the proceeds of the transaction to further unlock value from our unrivaled fitness content library, our large and growing community of subscribers, and synergies through the combination with Myx. Today, we have 3.2 million total digital and nutritional subscriptions, a deep content library and a 22-year track record of growth. As we embark on this next chapter, I have never been more excited about the future of our company and the opportunity for us to bring our differentiated health and wellness offering to millions of people worldwide.”

First Quarter 2021 Combined1 Revenue Highlights

Combined results for Beachbody and Myx for the three months ended March 31, 2021 as compared to the three months ended March 31, 2020 were as follows:

•	Total revenue was $243.3 million, a 43% increase

•	Nutritional and other revenue was $131.1 million, a 23% increase

•	Digital revenue was $97.5 million, a 56% increase

•	Connected fitness revenue was $14.7 million, an increase of more than 20 times

[1]

Combined information below presents the pro forma combined revenue as if Myx had been combined with Beachbody as of January 1, 2021.The unaudited pro forma financial information is presented for informational purposes only. Actual results are presented below under “Key Operational and Business Metrics.”

First Quarter 2021 Key Performance Indicator (KPI) Highlights

For the three months ended March 31, 2021 as compared to the three months ended March 31, 2020, key metrics were as follows:

•	3.2 million total subscriptions at Beachbody, a 39% increase and a record high for total subscriptions

•	95.8% month over month digital retention at Beachbody, a record quarter result and a 100-basis point increase

•	56.9 million total streams, a record for first quarter streams result and a 71% increase

•	35.1% DAU/MAU[2] for Beachbody, an increase of 510 basis points, reflecting the highest digital engagement in Beachbody’s history

•	11.3 thousand connected fitness equipment bikes sold by Myx versus 1.1 thousand bikes sold in the first quarter of 2020

Strategic Updates

•

Beachbody continues to capitalize on innovative distribution opportunities, including its recently announced relationship with Fitness International, providing LA Fitness, Esporta Fitness and City Sports members the ability to add Openfit subscriptions to their existing gym membership

•

Beachbody is elevating its live and on-demand digital fitness experience through an agreement with Feed.fm’s B2B music licensing subscription service. As part of its recently announced interactive premium tier for Beachbody on Demand, users will be able to follow the trainer’s curated soundtrack for the workout, or choose from multiple genres so they can work out to music of their choosing while staying on beat with the rest of the class

•	Beachbody’s most recent launch, Let’s Get Up! reached one million streamed views in one month, second only to #MBF, which reached one million streamed views in 25 days in the third quarter of 2020

Three-Way Merger with Forest Road and Myx

Beachbody expects the three-way merger among Beachbody, Forest Road and Myx to close in the second quarter of 2021. The combined company will be named The Beachbody Company and will be listed on the NYSE under a new ticker symbol, “BODY”.

[2]

Daily Active Users to Monthly Active Users (DAU/MAU). Beachbody uses the ratio of daily active users to monthly active users to understand how frequently digital customers are utilizing its service in a given month. Beachbody defines a daily active user as a unique user streaming content on its platform in a given day. Beachbodydefines monthly active user in this ratio as a unique user streaming content on its platform in that same month.

Key Operational and Business Metrics

Beachbody
	As of March 31,
	2021	2020	Change
Digital Subscriptions (in millions)	2.7	1.9	42%
Nutritional Subscriptions (in millions)	0.4	0.4	—

Total Subscriptions	3.2	2.3	39%

	Three Months Ended March 31,
	2021	2020
Average Digital Retention	95.8%	94.8%	100bps
Total Streams (in millions)	56.0	33.2	69%
DAU/MAU	35.1%	30.0%	510bps
Digital Revenue	$95.2	$62.5	52%
Nutritional & Other Revenue	$131.1	$106.8	23%

Revenue (millions)	$226.2	$169.3	34%

Myx Fitness
	As of March 31,
	2021	2020	Change
Connected Fitness Units Sold (in thousands)	11.3	1.1	927%
Digital Subscriptions (in thousands)	32.6	1.2	2617%

	Three Months Ended March 31,
	2021	2020
Average Digital Retention	98.1%	92.2%	590bps
Total Streams (in millions)	0.9	0.0	NM
DAU/MAU	28.6%	23.4%	520bps
Connected Fitness Revenue	$14.7	$0.6	2350%
Digital Revenue	$2.3	$0.0	NM

Revenue (millions)	$17.0	$0.6	2733%

About The Beachbody Company Group, LLC

Headquartered in Santa Monica, Beachbody is a worldwide leader in health and fitness, with a 22-year track record of creating innovative content and powerful brands. With 2.7 million paid digital fitness subscribers across two platforms, a nationwide peer-support system of over 400,000 influencers and coaches as of March 31, 2021, plus a premium portfolio of branded nutrition products, Beachbody is a leading holistic health and wellness company with over $1 billion in revenue projected in 2021. Beachbody, the parent company to the Beachbody On Demand platform and the fast-growing DTC platform Openfit, recently entered into a pending three-way merger agreement with Forest Road Acquisition Corp. (“FRX”), a publicly traded special purpose acquisition company, and Myx, an at-home connected fitness platform, that will make it a public company. For more information, please visit TheBeachbodyCompany.com.

About Myx Fitness Holdings, LLC

Myx delivers a revolutionary and personalized solution for its members to make connected fitness part of their daily lives. The brand’s cornerstone products, The MYX and The MYX Plus, offer professional-quality equipment at an affordable price, hundreds of on-demand classes, combined with expert coaching on a digital platform, designed to improve endurance, strength, mobility and flexibility. Using science-backed methods, Myx utilizes proprietary heart rate technology and cross-training, brought to life through positive coaching, to deliver lasting results. Myx is available starting at $1,299 with delivery nationwide in approximately one to three weeks depending on location and scheduling availability.

About Forest Road Acquisition Corp.

Forest Road Acquisition Corp., a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, raised $300 million in November 2020 and its securities are listed on the NYSE under the tickers “FRX,” “FRX.U” and “FRX WS.” The Forest Road team includes three former Disney senior executives — Tom Staggs, director and Chairperson of the Strategic Advisory Committee, Kevin Mayer, strategic advisor and Salil Mehta, Chief Financial Officer — and is strengthened by the strategic connectivity and deal-making expertise of directors, officers and strategic advisors like Shaquille O’Neal, Peter Schlessel, Keith Horn, Sheila Stamps, Teresa Miles Walsh and Martin Luther King III. For more information, please visit https://www.spacroadone.com/.

Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Beachbody, Myx and FRX, including statements regarding the anticipated benefits of the transaction, the anticipated timing of the transaction, future financial condition and performance of The Beachbody Company and expected financial impacts of the transaction (including future revenue, pro forma equity value and cash balance), the satisfaction of closing conditions to the transaction and the concurrent PIPE transaction, the level of redemptions by FRX’s public stockholders and the products and markets and expected future performance and market opportunities of The Beachbody Company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of FRX’s securities, (ii) the risk that the transaction may not be completed by FRX’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by FRX, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the merger agreement by the stockholders of FRX, the satisfaction of the minimum trust account amount following any redemptions by FRX’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vii) the effect of the announcement or pendency of the transaction on Beachbody’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Beachbody, (ix) the outcome of any legal proceedings that may be instituted against Beachbody or against FRX related to the merger agreement or the proposed transaction, (x) the ability to maintain the listing of FRX’s securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which Beachbody and Myx operate, variations in operating performance across competitors, changes in laws and regulations affecting the business of Beachbody and Myx and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive residential real estate industry, and (ix) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 discussed below and other documents filed by FRX from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Beachbody and FRX assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. None of Beachbody, Myx or FRX gives any assurance that Beachbody, Myx or FRX, or the combined company, will achieve its expectations.

Important Information and Where to Find It

This press release relates to a proposed transaction among Beachbody, FRX, and Myx. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. FRX has filed a registration statement on Form S-4 with the SEC, which includes a document that serves as a prospectus and proxy statement of FRX, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all FRX shareholders. FRX also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of FRX are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by FRX through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

FRX and its directors and executive officers may be deemed to be participants in the solicitation of proxies from FRX’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Contact:

Investor Relations

For Beachbody: ICR - Beachbody@icrinc.com

For Forest Road: ir@forestroadco.com

Media

For Beachbody: ICR - BeachbodyPR@icrinc.com

For Forest Road: media@forestroadco.com